EXHIBIT H

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

          SECURITIES AND EXCHANGE COMMISSION

          (Release No. 35-_____)

Filings under the Public Utility Holding Company Act of 1935, as amended
("Act").

          July __, 2000

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

          Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by
August   , 2000 to the Secretary, Securities and Exchange Commission,
       --
Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued
in the matter. After August   , 2000, the application(s) and/or declaration(s),
                            --
as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

          NISOURCE INC. AND NEW NISOURCE INC. (70-9551)
          ----------------------------------

          NiSource Inc. ("NiSource"), 801 East 86th Avenue, Merrillville, Indiana 46410-6272, and New NiSource Inc. ("New NiSource"), 801 East 86th Avenue, Merrillville, Indiana 46410-6272, have filed a joint application-declaration the ("Application-Declaration") pursuant to Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), in which they seek Commission approval for a business combination and for other certain related matters. In the proposed business combination (the "Merger Structure"), upon receipt of all necessary approvals, NiSource and Columbia Energy Group ("Columbia") would become subsidiaries of New NiSource, and New NiSource will register with the Commission as a holding company pursuant to Section 5 of the Act. Specifically, Parent Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of New NiSource, will merge into NiSource, and Company Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of New NiSource, will merge into Columbia. NiSource and Columbia will


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be the surviving corporations in the merger and will be wholly-owned by New
NiSource. Immediately after the merger, NiSource will merge into New NiSource. New NiSource will then change its name to "NiSource Inc." and serve as a holding company for Columbia and the current subsidiaries of NiSource.

          NiSource, formerly NIPSCO Industries, Inc., an Indiana corporation, was incorporated in 1987 to serve as the holding company for Northern Indiana Public Service Company ("Northern Indiana"), which is a public utility under the Act, and various non-utility subsidiaries. NiSource is currently an exempt holding company pursuant to an order under Section 3(a)(1) of the Act. Northern Indiana, NiSource's largest subsidiary, is a combination gas and electric utility company which operates in 30 counties in the northern part of Indiana, serving an area of about 12,000 square miles with a population of approximately 2,200,000. Northern Indiana distributes gas to approximately 681,100 residential, commercial and industrial customers and generates, purchases, transmits and sells electricity to approximately 426,000 electric customers.

          NiSource holds all the issued and outstanding common stock of Kokomo Gas and Fuel Company ("Kokomo Gas"), which supplies natural gas to approximately 34,500 customers in a six-county area of north central Indiana having a population of approximately 100,000. The Kokomo Gas service territory is contiguous to Northern Indiana's gas service territory.

          NiSource holds all the issued and outstanding common stock of Northern Indiana Fuel and Light Company, Inc. ("NIFL"), which supplies natural gas to approximately 35,500 customers in five counties in the northeast corner of Indiana having a population of approximately 66,700. The NIFL service territory is also contiguous to Northern Indiana's gas service territory and overlaps Northern Indiana's electric service territory.

          NiSource holds all the issued and outstanding common stock of Bay State Gas Company ("Bay State"). Bay State provides gas service to approximately 271,900 residential, commercial and industrial customers in three separate areas of Massachusetts covering approximately 1,344 square miles and having a combined population of approximately 1,340,000.

          Northern Utilities, Inc. ("Northern") is a wholly-owned subsidiary of Bay State. Northern provides gas service to approximately 48,100 residential, commercial and industrial customers in an area of approximately 808 square miles in New Hampshire and Maine having a population of approximately 450,000. Northern's service area extends north from the Massachusetts-New Hampshire border to the Portland/Lewiston area in Maine. At this time, Northern remains an indirect subsidiary of NiSource, through Bay State, pending the merger and registration by New NiSource, and it is expected to continue to be an indirect subsidiary of New NiSource after the merger with Columbia.

          For the twelve months ended December 31, 1999, the gas and electric public utility subsidiaries of NiSource reported operating income of $467.6 million ($113.0 million gas and $354.6 million electric) on combined operating gas and electric utility revenues of approximately $2.1 billion. Results for this period included eleven months of combined operations with Bay State and Northern. Gas sales (including transportation revenues) accounted for approximately 52% and electric sales accounted for approximately 48% of NiSource's gross utility revenues. Consolidated assets of NiSource and its subsidiaries as of December 31, 1999, were approximately $6.8 billion, consisting of $5.2 billion in gas and electric utility assets ($2.4 billion gas and $2.8 billion electric) and $1.6 billion in other non-utility assets.

          NiSource owns all of the outstanding common stock of NiSource Pipeline Group, Inc. ("NPG"). NPG consists of Granite State Gas Transmission, Inc. ("Granite State") and PNGTS Holding Corp. ("PNGTS Holding"). Crossroads Pipeline Company ("Crossroads"), a subsidiary of NI Energy Services, Inc., which in turn


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is a direct subsidiary of NiSource, is a natural gas transportation company that was certificated by the Federal Energy Regulatory Commission ("FERC") in May
1995 to operate as an interstate pipeline. Crossroads owns and operates a 201-mile, 20-inch diameter pipeline that extends from Schererville, Indiana, in the northwestern corner of Indiana, to Cygnet, Ohio, which is located in northwestern Ohio. At Cygnet, Crossroads' facilities interconnect with those of Columbia Gas Transmission Corporation ("Columbia Transmission"). Crossroads receives gas from Natural Gas Pipeline Company of America, Trunkline Gas Company and Panhandle Eastern Pipeline Company. Crossroads delivers gas to Northern Indiana, Ohio Gas Company, NIFL, Columbia Transmission and KNG Energy Incorporated.

          Granite State owns and operates a 105-mile, 6 to 12-inch diameter, interstate pipeline that extends from Haverhill, Massachusetts, where it interconnects with the facilities of Tennessee Gas Pipeline Company ("Tennessee Gas"), to a point near Westbrook, Maine, where it interconnects with Portland Natural Gas Transmission System ("PNGTS"). PNGTS Holding, together with Granite State, hold a 19.06% interest in PNGTS. PNGTS is a 292-mile, 24 to 30-inch diameter, natural gas transmission line that provides New England access to Michigan Storage fields, the Western Canada supply basin supply and the Chicago market center. PNGTS interconnects with the Tennessee Gas pipeline facilities near Dracut, Massachusetts, Northern and Granite State at locations in Maine and New Hampshire, and Trans Quebec Maritimes Pipeline Incorporated at Pittsburgh, New Hampshire.

          NiSource also engages in a variety of non-utility businesses through subsidiaries. EnergyUSA, Inc. ("EnergyUSA"), a wholly-owned subsidiary of NiSource, serves as an intermediate holding company for many of NiSource's non-utility businesses and coordinates the energy-related diversification efforts of NiSource. Its principal subsidiaries and their activities are:
EnergyUSA-TPC Corp., which operates gas marketing and gas asset management and optimization businesses; Market Hub Partners, L.P., which develops and operates underground gas storage facilities; EnergyUSA Retail, Inc., which provides gas and other energy-related products and services to residential and small commercial customers of utilities that allow competitive suppliers to market in their service territories; EnergyUSA Commercial Energy Services, Inc., which provides traditional energy management services, including power quality consulting and energy management, to commercial and industrial entities. EnergyUSA is a partner in Mosaic Energy LLC, a new venture created to develop and market proprietary fuel cell distributed generation technology.


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Additionally, EnergyUSA has equity interests in a domestic oil and gas producer with properties located in Texas, Oklahoma and Louisiana.

          Primary Energy, Inc. ("Primary"), is a wholly-owned subsidiary of NiSource, and arranges energy-related projects for large energy-intensive industrial facilities. Its wholly-owned principal subsidiaries and their activities in managing the engineering, construction, operation and maintenance of these energy-related project are: Harbor Coal Company, which has invested in a partnership to finance, construct, own and operate a $65 million pulverized coal injection facility; North Lake Energy Corporation, which has entered into a lease for the use of a 75-megawatt energy facility; Lakeside Energy Corporation, which has entered into a lease for the use of a 161-megawatt energy facility; Portside Energy Corporation, which operates a 63-megawatt energy facility; Cokenergy, Inc. which operates an energy facility to scrub flue gases and recover waste heat from the coke facility constructed by Indiana Harbor Coke Company, LP and to produce steam and electricity from the recovered heat; Whiting Clean Energy, Inc. which has an electric facility currently under construction which is expected to be an Exempt Wholesale Generator and sell power into the wholesale market; and Ironside Energy LLC, which, acting as agent for a third party owner/lessor, has entered into contracts for the construction of a 50 megawatt cogeneration plant.

          SM&P Utility Resources, Inc. ("SM&P"), Colcom Incorporated ("Colcom") and Underground Technology, Inc. ("UTI") (of which NiSource owns 50%) perform underground facilities locating for utilities throughout the United States. During 1999, SM&P, Colcom and UTI performed approximately 6.6 million line locates. Miller Pipeline Corporation ("Miller") installs, repairs and maintains underground pipelines used in gas and water transmission and distribution systems. Miller also sells products and services related to infrastructure preservation and replacement.

          NiSource, through an intermediate holding company, IWC Resources Corporation ("IWCR"), owns all of the stock in six water companies (Indianapolis Water Company, Harbour Water Corporation, Liberty Water Corporation, Irishman's Run Acquisition Corp., The Darlington Water Works Company and IWC Morgan Water Corporation) and has an operating agreement with the City of Lawrence, Indiana, which is being treated as a purchase by IWCR in accordance with generally accepted accounting principles (collectively, the "Water Utilities"). The Water Utilities supply water to residential, commercial and industrial customers and for fire protection service in Indianapolis, Indiana and surrounding areas. The territory served by the Water Utilities covers an area of approximately 650 square miles in seven counties of central Indiana and the Water Utilities serve approximately 275,000 customers. As of December 31, 1999, assets of the Water Utilities amounted to $685.3 million, and revenues of the Water Utilities for the twelve months then ended, amounted to $98 million.

          NiSource Development Company, Inc. ("Development") has investments in various activities, primarily in real estate, intended to complement NiSource's energy businesses. South Works Power Company , a wholly-owned subsidiary of Development, leases electric generating and transmission facilities owned by U.S. Steel and located in south Chicago, Illinois. The facilities, which are


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presently not in operation, are indirectly interconnected with the electric transmission system of Northern Indiana.

          NiSource Capital Markets Inc. ("Capital Markets"), a wholly-owned financing subsidiary of NiSource, provides financing for certain of NiSource's subsidiaries other than Northern Indiana. Capital Markets has entered into revolving credit agreements for $200 million. These agreements provide financing flexibility to Capital Markets and may be used to support the issuance of commercial paper. At December 31, 1999, Capital Markets had issued $137.0 million in commercial paper but there were no borrowings outstanding under the revolving credit agreements. Capital Markets also has $163.0 million available in money market lines of credit with $142.5 million of borrowings outstanding as of December 31, 1999. For the same period, Capital Markets had $450 million in long-term debt outstanding.

          The financial obligations of Capital Markets are subject to a support agreement ("Support Agreement") between NiSource and Capital Markets which provides that NiSource make payments of interest and principal on Capital Markets' obligations in the event of a failure to pay by Capital Markets. Restrictions in the Support Agreement prohibit recourse on the part of Capital Markets' creditors against the stock and assets of Northern Indiana which are owned by NiSource. Under the terms of the Support Agreement, in addition to the cash flow from cash dividends paid to NiSource by any of its consolidated subsidiaries, the assets of NiSource, other than the stock and assets of Northern Indiana, are available as recourse for the benefit of Capital Markets' creditors. The carrying value of the assets of NiSource, other than the assets of Northern Indiana, as reflected in the consolidated financial statements of NiSource, was approximately $3.2 billion at December 31, 1999.

          NiSource Corporate Services Company provides management, administrative, gas portfolio management, accounting and other services to the various NiSource companies. Hamilton Harbour Insurance Services, Ltd. provides various insurance services to the NiSource companies.

          The non-utility assets of NiSource comprised, as of December 31, 1999, 24% of the consolidated assets of NiSource.

          Columbia, formerly The Columbia Gas System, Inc., and its subsidiaries comprise an integrated natural gas system engaged in natural gas transmission, natural gas distribution and exploration for and production of natural gas and oil. Columbia is also engaged in related energy businesses including the distribution of propane and petroleum products, marketing of natural gas and electricity and the generation of electricity, primarily fueled by natural gas. As a registered holding company, Columbia derives substantially all its revenues and earnings from the operating results of its 20 direct subsidiaries. Columbia owns all of the securities of these direct subsidiaries except for approximately 8% of the stock in Columbia LNG Corporation.

          Columbia provides natural gas distribution services in a five-state region in the Midwest and mid-Atlantic United States through its five wholly-owned public utility subsidiaries: Columbia Gas of Kentucky, Inc.,


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Columbia Gas of Maryland, Inc., Columbia Gas of Ohio, Inc., Columbia Gas of
Pennsylvania, Inc. and Columbia Gas of Virginia, Inc. Columbia's five distribution subsidiaries provide natural gas service to nearly 2.1 million residential, commercial and industrial customers in Kentucky, Maryland, Ohio, Pennsylvania and Virginia. Approximately 32,400 miles of distribution pipelines serve these major markets.

          Columbia's two interstate pipeline subsidiaries, Columbia Transmission and Columbia Gulf Transmission Company ("Columbia Gulf"), own a pipeline network of approximately 16,250 miles extending from offshore in the Gulf of Mexico to Lake Erie, New York and the eastern seaboard. In addition, Columbia Transmission operates one of the nation's largest underground natural gas storage systems. Together, Columbia Transmission and Columbia Gulf serve customers in fifteen northeastern, mid-Atlantic, midwestern and southern states and the District of Columbia. Columbia Gulf's pipeline system extends from offshore Louisiana to West Virginia and transports a major portion of the gas delivered by Columbia Transmission. It also transports gas for third parties within the production areas of the Gulf Coast. Columbia Transmission and Columbia Gulf provide an array of competitively priced natural gas transportation and storage services for local distribution companies and industrial and commercial customers who contract directly with producers or marketers for their gas supplies.

          In 1999, Columbia Transmission completed construction of the largest expansion of its storage and transportation system in its history. The expansion adds approximately 500,000 Mcf per day of firm storage to 23 customers. Columbia Transmission is also participating in the proposed 442-mile Millennium Pipeline Project that has been submitted to FERC for approval. As proposed, the project will transport approximately 700,000 Mcf per day of natural gas from the Lake Erie region to eastern markets.

          Columbia Gulf has announced its participation in the proposed 160 mile, 24-inch diameter, Volunteer Pipeline Project ("Volunteer"). As proposed, the project will transport approximately 250,000 Mcf per day from Portland, Tennessee to a point near Chattanooga, Tennessee. In May, 1999, Volunteer concluded an open season in which nearly a dozen companies requested more than 440,000 Mcf per day of capacity. Potentially expandable to approximately 500,000 Mcf per day, Volunteer expects to provide firm natural gas transportation from the mid-continent into the Atlanta, Georgia, and other southeastern markets. The timing of a FERC construction application is contingent upon a final determination of market demand.

          Columbia Gulf also announced plans in September 1998 to consider an expansion of its onshore East Lateral system to add approximately 600,000 Mcf per day of incremental firm gas transportation capacity. Columbia Gulf is also participating in the proposed SunStar Pipeline project, a 56-mile offshore pipeline project with a capacity of 660,000 Mcf of natural gas per day from the Gulf of Mexico to its onshore lateral.

          Columbia Pipeline Corporation and its wholly-owned subsidiary, Columbia Deep Water Services Company, were formed to operate pipeline and gathering facilities that are not regulated by FERC.


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          Through its wholly-owned subsidiaries, Columbia's exploration and production subsidiary, Columbia Energy Resources, Inc. ("Columbia Resources"), explores for, develops, gathers and produces natural gas and oil in Appalachia and Canada. As of December 31, 1999, Columbia Resources' subsidiaries held interests in approximately 3.9 million net acres of gas and oil leases and had proved gas reserves of 965.8 billion cubic feet of natural gas equivalent. Columbia Resources' subsidiaries own and operate 8,188 wells and 6,069 miles of gathering facilities and have expanded their reserve base and production through an aggressive drilling and acquisition program. During 1999, Columbia Resources' subsidiaries purchased 800 wells, gathering assets and approximately 800,000 undeveloped acres in the U.S. and Canada. Through its subsidiaries' operations in north-central West Virginia, southern Kentucky, northern Tennessee and New York, Columbia Resources is one of the largest-volume independent natural gas and oil producers in the Appalachian Basin.

          Columbia Energy Services Corporation ("Columbia Energy Services") and its subsidiaries conduct Columbia's non-regulated natural gas and electric power marketing operations and provide service to residential and small commercial customers as a result of the unbundling of services that is occurring at the local distribution level. Columbia Energy Services, through its subsidiary, Columbia Service Partners, Inc., provides a variety of energy-related services to both homeowners and businesses. Columbia Energy Services recently sold its wholesale gas and electric trading operations and decided to exit its major accounts business. Columbia Propane Corporation ("Columbia Propane") sells propane at wholesale and retail to more than 350,600 customers in 31 states and the District of Columbia. Columbia Petroleum Corporation ("Columbia Petroleum") owns and operates petroleum assets that serve approximately 42,000 customers in five states. Columbia has been evaluating the appropriateness of remaining in some of its businesses, given the rapidly changing energy industry and its pending merger with NiSource, and has determined to exit its energy marketing operations. Consequently, Columbia has decided to sell Columbia Propane and Columbia Petroleum. These businesses are currently being prepared for sale and are being reported as discontinued operations.

          Columbia Electric Corporation's ("Columbia Electric") primary focus has been the development, ownership and operation of natural gas-fueled power plants. Columbia Electric is part owner in three operating cogeneration projects. These facilities produce both electricity and useful thermal energy and are fueled principally by natural gas. Columbia Electric holds various interests in these facilities, which have a total capacity of approximately 248 megawatts.

          In June 1998, Columbia Electric and LG&E Power Inc., a subsidiary of LG&E Energy Corporation, announced an agreement for Columbia to participate in the development of a gas-fired cogeneration project that would have a total equivalent capacity of approximately 550 megawatts. The facility will provide steam and electric services to a Reynolds Metals plant in Gregory, Texas and will also provide electricity to the Texas energy market. Construction began in August 1998 and the facility is anticipated to start operations in July of 2000.


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          Under PURPA and its implementing regulations, no more than 50% of the equity interests in a qualifying facility ("QF") may be held by a company that is an electric utility or an electric utility holding company or any combination of such companies. Electric utility holding companies now own up to approximately 50% of the equity interests in each of the four QFs referred to in the two preceding paragraphs in which Columbia holds an interest. Columbia currently is not an electric utility holding company, but its interest in QFs would be held by an electric utility holding company as a result of the merger with NiSource. Consequently, the 50% limitation on total interests held by electric utility holding company affiliates would be exceeded. To avoid jeopardizing the QF status of the projects and to comply with Columbia's obligations to other participants in the projects, Columbia is in the process of divesting its interests in the four QFs. Columbia plans to relinquish its ownership interests in the four QFs before the merger closes in order to maintain their QF status.

          Construction of the Liberty Electric Project, a gas-fired electric generation plant which is expected to provide approximately 568 megawatts of electricity, commenced in early 2000 in Eddystone, Pennsylvania. Columbia currently owns 100% of the Liberty Electric Project.

          Construction of the Ceredo Generating Station, a gas-fired electric generation peaking plant which is expected to provide approximately 500 megawatts of electricity, commenced in July 2000 in Ceredo, West Virginia ("Ceredo Project"). Columbia currently owns 100% of the Ceredo Project, which is anticipated to commence operations in the summer of 2001.

          In December 1999, a limited partnership company established between Columbia Electric and Atlantic Generation, Inc. completed a transaction terminating a long-term power purchase contract. Columbia Electric's portion was approximately $71 million pre-tax under the terms of the buyout. The partners will continue to operate the facility as a merchant power plant.

          Columbia LNG Corporation ("Columbia LNG") provides transition services related to a liquefied natural gas facility located in Cove Point, Maryland, which is one of the largest natural gas peaking and storage facilities in the United States. The facility has the capacity to liquefy natural gas at a rate of 15,000 Mcf per day. The facility enables liquefied natural gas to be stored until needed for the winter peak-day requirements of utilities and other large gas users.

          Columbia Transmission Communications Corporation, a wholly-owned subsidiary of Columbia, and its subsidiaries provide telecommunications and information services and assist personal communications services and other microwave radio service licensees in locating and constructing antenna facilities. Columbia Transmission Communications Corporation also is involved in the development of a dark fiber optics network for voice and data communications.

          As a registered holding company, Columbia and its utility subsidiary companies are an integrated gas utility system under the Act. The non-utility companies in the Columbia System are related to, and supportive of, its utility


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operations and, by virtue of continued operations, retainable under the standards of the Act.

          Under the terms of the Agreement and Plan of Merger among Columbia, NiSource, New NiSource, Parent Acquisition Corp., Company Acquisition Corp. and NiSource Finance Corp., an Indiana corporation, dated as of February 27, 2000, and as amended and restated as of March 31, 2000 (as so amended, the "Merger Agreement), each of NiSource and Columbia will be merged with a separate, wholly-owned subsidiary of New NiSource, after which NiSource will merge into New NiSource.

          The shareholders of both NiSource and Columbia have approved the Merger Agreement subject to the satisfaction of various conditions, including receipt of all regulatory approvals. NiSource shareholders will receive one common share of New NiSource for each of their NiSource common shares and after the merger the NiSource shareholders will own no less than 53% of the New NiSource shares. Columbia shareholders will receive, for each of their Columbia common shares, either (i) $70 in cash, and $2.60 stated amount of a New NiSource Stock Appreciation Income Linked SecuritySM ("SAILS"), which is a unit consisting of a zero coupon debt security and a forward equity contract having the terms described below, or (ii) if the Columbia shareholder elects, the number of New NiSource common shares equal to $74 divided by the average trading price of NiSource common shares for the 30 consecutive trading days ending two trading days before the completion of the merger, which number may never be more than 4.4848. Stock elections are subject to proration if the elections exceed 30% of Columbia's outstanding shares. Also, unless Columbia shareholders make stock elections for at least 10% of Columbia's outstanding shares, all Columbia shareholders will receive cash and New NiSource SAILS in the merger.

          If the merger is not completed by February 27, 2001, Columbia shareholders will receive, for each of their Columbia common shares, an additional amount in cash equal to interest at 7% per annum on $72.29 for the period beginning on February 27, 2001 and ending on the day before the completion of the merger, less the amount of any cash dividends paid on Columbia common shares with a record date after February 27, 2001.

          Each SAILS is a unit consisting of a share purchase contract and a debenture. The share purchase contract represents the holder's obligation to purchase common shares on the fourth anniversary of completion of the merger, and the debenture is pledged to secure that obligation. Under the share purchase contract, a holder will receive for each New NiSource SAILS, on the fourth anniversary of the completion of the merger, the following number of New NiSource common shares: (1) if the average closing price of the common shares on the New York Stock Exchange over a 30-day period before the fourth anniversary equals or exceeds $23.10, the holder will receive 0.1126 common shares; (2) if the average closing price is less than $23.10 but greater than $16.50, the holder will receive a number of common shares equal to $2.60 divided by the average closing price; and (3) if the average closing price is less than or equal to $16.50, the holder will receive 0.1576 common shares. The debenture that is initially part of each New NiSource SAILS will have a principal amount of $2.60. The debenture will not pay interest for the first four years after the merger.


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          Unless a holder chooses to make a cash payment of $2.60 to settle the purchase contract, the debenture that is pledged as collateral will be remarketed shortly before the fourth anniversary of the merger, and the proceeds will be used to pay the amount the holder would owe under the purchase contract. If the remarketing is successful, proceeds from the sale will be delivered to New NiSource as payment for the common shares. If the remarketing agent cannot remarket the debentures, New NiSource will exercise its rights as a secured party and take possession of the debentures. In either case, the holder's obligation to purchase shares of New NiSource common stock will be fully satisfied, and the holder will receive New NiSource common shares.

          Shareholders of Columbia at the time of the merger who did not vote in favor of the merger and who made a demand for appraisal of their shares under the Delaware General Corporation Law (the "DGCL") Section 262 may perfect their demand for appraisal rights of those shares following the effective date of the merger in accordance with Section 262 of the DGCL.

          Upon consummation of the merger, NiSource will own an integrated gas utility system comprised of the gas utility properties of NiSource's subsidiaries in Indiana, Massachusetts, Maine and New Hampshire and the gas utility properties of Columbia's subsidiaries in Ohio, Pennsylvania, Maryland, Kentucky and Virginia. In addition, NiSource's principal operating utility subsidiary in Indiana will continue to own an integrated electric utility system in Indiana. Further, NiSource will own the existing non-utility businesses of NiSource and Columbia which, with certain exceptions, are retainable under the standards of Section 11(b)(1) of the Act.

          New NiSource will issue approximately 124.7 million shares of common stock, par value $.01 per share, in exchange for the outstanding common stock of NiSource, based on the number of such shares outstanding on February 29, 2000. Assuming 30% of the outstanding Columbia shares are exchanged for New NiSource common stock (which NiSource believes is a reasonable assumption), approximately
109.2 million shares of New NiSource common stock will be issued in the merger to Columbia's shareholders.

          In addition, New NiSource will issue SAILS, which will result in the issuance of between 6.4 million and 9.0 million shares of New NiSource common stock on the fourth anniversary date of the merger depending on the New NiSource stock price, assuming 30% of the outstanding shares are exchanged for the stock consideration.

          NiSource estimates that the cash payments to Columbia shareholders in the merger will range from approximately $4 billion, assuming 30% of the outstanding Columbia shares are exchanged for the stock consideration, to approximately $6 billion, if all of the Columbia shares are exchanged for the cash and SAILS consideration. In addition, NiSource expects approximately $2.4 billion of Columbia's existing debt to remain outstanding after the merger. Assuming the sales of certain non-core assets of NiSource and/or Columbia, NiSource commits that pro forma consolidated common stock equity of the combined system will be no less than 28.5% of pro forma combined capitalization at the earlier of November 1, 2000 or the date of the Commission's order with respect to the Application-Declaration. In addition, NiSource commits that within two


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years after the date of the Commission's order with respect to the
Application-Declaration, the combined consolidated capitalization of the new system will include no less than 30% common equity.

          NiSource has accepted a commitment letter ("Commitment Letter") from Credit Suisse First Boston Corporation, New York Branch ("Credit Suisse First Boston") and Barclays Bank PLC ("Barclays", and together with Credit Suisse First Boston, the "Underwriters"), pursuant to which, subject to specified conditions, the Underwriters agree to provide the NiSource borrower a 364-day revolving credit facility from the date of the Commitment Letter in the amount of $6 billion, with the option to convert outstanding loans at the expiration of such period into term loans maturing 364 days thereafter (the "Facility") to finance the merger. A portion of the Facility may be provided by a syndicate of banks and other financial institutions arranged by the Underwriters. Credit Suisse First Boston will act as administrative agent for the Facility; Barclays will serve as documentation agent for the Facility; and Credit Suisse First Boston and Barclays will act as lead arrangers and co-syndication agents.

          The merger will be accounted for as a purchase of Columbia by NiSource.

          The Merger Agreement has been approved by the boards of directors NiSource and Columbia and the shareholders of NiSource and Columbia. Various aspects of the proposed transaction have been submitted for review and approval by the Federal Energy Regulatory Commission, the Virginia State Corporation Commission, the Pennsylvania Public Utility Commission, the Kentucky Public Service Commission, the Maine Public Utility Commission, the New Hampshire Public Utility Commission and the Federal Communications Commission Moreover, views of other affected state commissions on the effects of the merger have been provided to the Commission. Finally, NiSource and Columbia have submitted the required information to the Antitrust Division of the Department of Justice and the Federal Trade Commission and it is a condition to the consummation of the Transaction that the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, have expired or been terminated. The waiting periods have expired and NiSource's clearance to complete an acquisition of Columbia remains valid until July 9, 2001.


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